                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                            Transco Energy Company
                           -------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.50 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   89353210
                                   --------
                                (CUSIP Number)

       J. Furman Lewis, Esq.                              Randall H. Doud. Esq.
       Senior Vice President            with a            Skadden, Arps, Slate,
        and General Counsel            copy to:              Meagher & Flom
   The Williams Companies, Inc.                             919 Third Avenue
        One Williams Center                                New York, NY  10022
       Tulsa, Oklahoma 74172                                  (212) 735-3000
         (918) 588-2000

            _______________________________________________________
            Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 12, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                [ ]
Check the following box if a fee is being paid with this Statement:

                                                [X]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with Commission. Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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                                  SCHEDULE 13D

CUSIP No. 89353210
          --------






(1)          NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             The Williams Companies, Inc.
             I.R.S. Identification No. 73-0569878

(2)          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


             (a)  [ ]
             (b)  [ ]

(3)          SEC USE ONLY

(4)          SOURCE OF FUNDS

             BK, WC

(5)          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
             [ ]

(6)          CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                                 (7)   SOLE VOTING POWER
                                                        7,500,000


NUMBER OF SHARES BENEFICIALLY                     (8)   SHARED VOTING POWER
OWNED BY EACH REPORTING                                 0
PERSON WITH
                                                  (9)   SOLE DISPOSITIVE POWER
                                                        7,500,000

                                                  (10)  SHARED DISPOSITIVE POWER
                                                        0

(11)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON
             ACCORDING TO THE ISSUER, THERE WERE AS OF DECEMBER 9, 1994, 40,927,847 SHARES OF THE ISSUER COMMON
             STOCK ISSUED AND OUTSTANDING. UPON EXERCISE BY PARENT  OF ITS OPTION UNDER THE STOCK OPTION
             AGREEMENT DATED AS OF DECEMBER 12, 1994, THE ISSUER WILL HAVE TO ISSUE TO PARENT 7,500,000 SHARES OF
             COMMON STOCK REPRESENTING 15.5% OF THE TOTAL ISSUED AND OUTSTANDING SHARES OF THE ISSUER COMMON
             STOCK AT SUCH TIME (BASED ON SHARES REPORTED TO BE OUTSTANDING AND ASSUMING EXERCISE IN FULL OF THE
             OPTION UNDER THE STOCK OPTION AGREEMENT).

(12)         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11  EXCLUDES CERTAIN SHARES
             [ ]

(13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             15.5% (BASED ON SHARES REPORTED TO BE OUTSTANDING AND ASSUMING EXERCISE IN FULL OF THE OPTION UNDER
             THE STOCK OPTION AGREEMENT)


(14)         TYPE OF REPORTING PERSON
             CO (BASED ON SHARES REPORTED TO BE OUTSTANDING AND ASSUMING EXERCISE IN FULL OF THE OPTION UNDER THE
             STOCK OPTION AGREEMENT)

Item 1.  Security and Issuer.
         -------------------

 The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.50 per share (the "Common Stock"), of Transco Energy Company, a Delaware corporation (the "Issuer" or the "Company"), together with the attached common share purchase rights, with its principal executive offices located at 2800 Post Oak Blvd., Houston, Texas 77056.

Item 2.  Identity and Background.
         -----------------------

 (a) This Statement is being filed by The Williams Companies, Inc., a Delaware corporation ("Purchaser").

 (b) - (c) Purchaser is engaged principally in the transportation and sale of natural gas and related activities, natural gas gathering and processing operations and the transportation of petroleum products. The principal business and principal executive offices of Purchaser are located at One Williams Center, Tulsa, Oklahoma 74172.

 (c) The name, business address, present principal occupation and citizenship of each executive officer and director of Purchaser are set forth in Schedule I of
Exhibit 1 hereto, which is incorporated herein by reference.

 (d) - (e) During the last five years, neither Purchaser nor, to the best knowledge of Purchaser, any person named in Appendix A attached hereto has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) The citizenship of each of the executive officers and directors of Purchaser is set forth in Schedule I of Exhibit I hereto, which is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

 No funds were used in connection with entering into the Stock Option Agreement (as defined in Item 4). In the event that the option provided for therein is exercised, Purchaser will file an amendment hereto as to the source of the funds necessary to exercise such option.

Item 4.  Purpose of Transaction.
         ----------------------

 (a) - (g) Purchaser, WC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Purchaser, and the Issuer entered into an Agreement and Plan of Merger, dated as of December 12, 1994 (the "Merger Agreement"), pursuant to which WC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Purchaser ("Sub"), will merge with and into the Issuer (the "Merger"), with the Issuer surviving as a subsidiary of Purchaser (the "Surviving Corporation").

 As a condition of entering into the Merger Agreement, Purchaser and the Issuer executed a Stock Option Agreement, dated as of December 12, 1994 (the "Stock Option Agreement"). Under the Stock Option Agreement, the Issuer granted to Purchaser an irrevocable option to purchase up to 7,500,000 shares of Common Stock (the "Option Shares") at a price of $17.50 per share, which option may be exercised by Purchaser in whole or in part, at any time or from time to time, provided that a Triggering Event (as defined in the Stock Option Agreement) occurs. The information set forth in the Introduction and Sections 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Stock Option Agreement; Other Matters") and 11 ("Purpose of the Offer; Plans for the Company after the Offer and the Merger") of the Offer to Purchase annexed hereto as Exhibit 1 is incorporated herein by reference.

 (h) - (i) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

 (j)  Not applicable.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

 (a) - (b) The Issuer has represented to Purchaser in the Merger Agreement that 40,927,847 shares of Common Stock were issued and outstanding as of December 9, 1994. As described in Item 4 of this Statement, under the Stock Option Agreement, Purchaser may be deemed to be the beneficial owner of the 7,500,000 Option Shares, which represent approximately 15.5% of the outstanding shares of Common Stock after giving effect to the exercise of such option. In addition, if Purchaser were to exercise the option pursuant to the Stock Option Agreement, Purchaser would have sole power to vote or direct the vote of the Option Shares and would have the sole power to dispose or direct the disposition of the Option Shares. The information set forth in the Introduction, Sections 8 ("Certain Information Concerning the Purchaser and Sub") and 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Stock Option Agreement; Other Matters") of the Offer to Purchase is incorporated herein by reference. Mr. Brian O'Neill, President of Williams Natural Gas Company and Northwest Pipeline Corporation, beneficially owns 4,342 Shares, all of which Mr. O'Neill acquired more than 60 days prior to the date of this Statement and as to which he has sole dispositive and voting power.

 (c) Except as described herein, neither Purchaser nor any other person referred to in Schedule I of Exhibit 1 attached hereto has effected any transactions in the Common Stock during the past sixty days.

 (d) To the best knowledge of Purchaser, after giving effect to an exercise of the Stock Option Agreement, Purchaser would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Option Shares held by it.

 (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
- -----------------------------

 The information set forth in the Introduction and Sections 8 ("Certain Information Concerning the Purchaser and Sub"), 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement and the Stock Option Agreement") and 11 ("Purpose of the Offer; Plans for the Company after the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit 1 Offer to Purchase, dated December 16, 1994 (incorporated herein by reference to Exhibit (a)(1) to the Tender Offer Statement on Schedule 14D-1 with respect to the Shares filed by the Purchaser on December 16, 1994 (the "Schedule 14D-1")).

Exhibit 2 Agreement and Plan of Merger, dated as of December 12, 1994, by and among Purchaser, Sub and Issuer (incorporated herein by reference to Exhibit (c)(1) to the Schedule 14D-1).

Exhibit 3 Stock Option Agreement, dated as of December 12, 1994, by and among Purchaser and Issuer (incorporated herein by reference to Exhibit
          (c)(2) to the Schedule 14D-1).

                                   SIGNATURE
                                   ---------
 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 16, 1994


                                      THE WILLIAMS COMPANIES, INC.


                                      By:   /s/ J. Furman Lewis
                                         ----------------------

                                         Name:  J. Furman Lewis
                                        Title:  Senior Vice President
                                                and General Counsel